SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

POLYCOM, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0005 par value

(Title of Class of Securities)

73172K104

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Robert C. Hagerty

Chief Executive Officer and President

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Sayed M. Darwish, Esq. Senior Vice President, Chief Administrative Officer, General Counsel and Secretary Polycom, Inc. 4750 Willow Road Pleasanton, California 94588 (925) 924-6000	Mark A. Bertelsen, Esq. John E. Aguirre, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$12,841,607	$716.56

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,839,680 shares of common stock of Polycom, Inc. having an aggregate value of $12,841,607 as of July 27, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$716.56
Form or Registration No.:	005-47513
Filing party:	Polycom, Inc.
Date filed:	July 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on July 27, 2009, relating to an offer by Polycom, Inc. (the “Company”) to certain employees of the Company (excluding named executive officers and directors) who hold certain options to purchase shares of the Company’s common stock (such options, “eligible options”) to exchange such eligible options for restricted stock units.

On July 29, 2009, the Company disseminated a reminder email to its eligible employees regarding employee meetings and the availability of a presentation explaining the option exchange program in a video-on-demand format. The form of reminder email and the slides and transcript accompanying the video presentation are attached hereto as Exhibit (a)(1)(S) and Exhibit (a)(1)(T), respectively.

Pursuant to Rule 12b-15 under the Securities Exchange Act, as amended, this Amendment No. 1 amends and supplements Item 12 of the Schedule TO in the manner set forth below, and all other items and exhibits contained in this Schedule TO remain unaffected.

Item 12.	Exhibits.

The Exhibit Index attached to this Amendment No. 1 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

POLYCOM, INC.

/s/ Sayed M. Darwish
Sayed M. Darwish
Senior Vice President, Chief Administrative Officer,
General Counsel and Secretary

Date: July 29, 2009

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated July 27, 2009

(a)(1)(B)*	Email to All Employees from Robert C. Hagerty, dated July 27, 2009

(a)(1)(C)*	Email to All Eligible Employees from OptionExchange@Polycom.com, dated July 27, 2009

(a)(1)(D)*	Form of E-mail Regarding Offer Website Eligible Employee Login Information from OptionExchange@Polycom.com, dated July 27, 2009

(a)(1)(E)*	Screen Shots of the Offer Website

(a)(1)(F)*	2009 Stock Option Exchange Program Employee Frequently Asked Questions

(a)(1)(G)*	Option Exchange Communications Requirements

(a)(1)(H)*	Election Form

(a)(1)(I)*	Withdrawal Form

(a)(1)(J)*	Forms of Confirmation Email for Receipt of Election Form or Withdrawal Form.

(a)(1)(K)*	Forms of Reminder Email

(a)(1)(L)	Form of Restricted Stock Unit Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the Commission on February 26, 2009, Commission File No. 000-27978)

(a)(1)(M)	Form of Restricted Stock Unit Agreement for Officers (which is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the Commission on February 26, 2009, Commission File No. 000-27978)

(a)(1)(N)*	Form of Restricted Stock Unit Agreement for United Kingdom Employees

(a)(1)(O)*	Form of Restricted Stock Unit Agreement for Canada Employees

(a)(1)(P)*	Form of Restricted Stock Unit Agreement for China Employees

(a)(1)(Q)*	Form of Restricted Stock Unit Agreement for Israel Employees

(a)(1)(R)*	Form of Restricted Stock Unit Agreement for Other International Employees

(a)(1)(S)	Form of Reminder Email for Employee Meetings and Video Presentation

(a)(1)(T)	Slides and Transcript Accompanying Video Presentation

(b)	Not applicable.

(d)(1)	1996 Stock Incentive Plan (as amended through May 27, 2009) (which is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Commission on May 29, 2009, Commission File No. 000-27978)

(d)(2)	PictureTel Corporation 1998 Acquisition Stock Option Plan and form of Non-Statutory Stock Option (which are incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 31, 2001, Commission File No. 333-72544)

(d)(3)	2004 Equity Inventive Plan (May 27, 2009 Restatement) (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on May 29, 2009, Commission File No. 000-27978)

(d)(4)	Form of Non-employee Director Nonqualified Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004, Commission File No. 000-27978)

(d)(5)	Form of Non-officer Employee Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004, Commission File No. 000-27978)

(d)(6)	Form of Officer Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004, Commission File No .000-27978)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.